CARDERO RESOURCE CORP.
Suite 2300 – 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3
Tel: (604) 408-7488 Toll Free: 1-888-770-7488 Fax: (604) 408-7499
Website: www.cardero.com TSX: CDU NYSE-A: CDY

NR11-17	November 10, 2011

Cardero Announces Senior Management Changes

Vancouver, British Columbia…Cardero Resource Corp. (“Cardero” or the “Company”) (TSX: CDU, NYSE-A: CDY) announces the appointment and addition of several key management personnel.

Michael Hunter, the current President, will also assume the position of Chief Executive Officer, reporting directly to the Board of Directors. Mr. Hunter comes to this position with over 25 years’ experience in the coal mining sector which includes pit operations, plant operations and coal quality analysis. He has previously founded two coal companies; one of which, First Coal Corporation, was purchased by Xstrata for $137M in July, 2011.

Keith Henderson, formerly Vice President, Exploration, has been appointed Executive Vice President. Mr. Henderson brings 19 years’ global mining-industry experience, including time spent working as Project Manager for Anglo Coal’s Canadian subsidiary, focused on metallurgical coal deposits in northeast British Columbia. During his time with Cardero, Mr. Henderson has been a key decision maker in the Company and played a crucial role in negotiating the acquisition of the Carbon Creek coal asset.

The Company has appointed Kareen McKinnon as Vice President, Investor Relations. Ms. McKinnon has extensive experience with both investor relations and equity financing for mining companies. She worked previously as Vice President, Corporate Development for several companies including CGA Mining Limited, Rock Forage Mining Limited, White Knight Resources Ltd. and Mansfield Minerals Inc. Ms. McKinnon will be focused on strategic planning and raising the profile of the Company.

Mr. Blaine Bailey has been appointed as the Company’s new Chief Financial Officer. Mr. Bailey succeeds former CFO Michael Kinley, CA, who will remain with the Company as a consultant through a transition period before leaving to pursue other opportunities. Mr. Bailey is a CGA who has worked with numerous private and public companies over the past 20 years. He currently serves as the CFO of the Company’s subsidiary, Cardero Coal Ltd., and is uniquely positioned to take on the additional duties of CFO for the Company.

The Company also announces that Mr. Mark Cruise, its former Vice-President, Business Development, has resigned in order to devote his full time and attention to his role as Chief Executive Officer of Trevali Mining Corporation, which is advancing two polymetallic deposits to production in Canada and Peru - the Halfmile and Santander projects, respectively.

With the current management changes, Mr. Hendrik Van Alphen is stepping down as CEO and assuming the position of Managing Director, with a focus on corporate strategic initiatives. Since founding the Company in 1999, Henk has created significant value for shareholders, not least through acquisition of undervalued projects like Pampa de Pongo, which was acquired for less than $1 million six years before it was sold for $100 million.

Cardero Resource Corp.	-2-	November 10, 2011
NR11-17 – Continued

Regarding the management changes, Mr. Van Alphen commented, “These management changes come at a time when Cardero is moving rapidly forwards with the development of the Carbon Creek Metallurgical Coal deposit and requires in-depth expertise to support the Company’s growth. This reorganization enables the Company to better capitalize on the many opportunities in front of us.” The executive team looks forward to Henk’s continued support and invaluable experience and knowledge in his new role as the Company moves forward.

The Company would like to take this opportunity to thank both Mr. Kinley and Mr. Cruise for their many important contributions to the growth of the Company since 2005 and to wish both of them every success in their future endeavours.

Grant of Incentive Stock Options

The Company also announces that it has, pursuant to its 2002 Incentive Stock Option Plan, granted incentive stock options to directors, officers and employees to purchase up to an aggregate of 1,400,000 common shares in the capital stock of the Company. The options are exercisable at a price of CAD 1.10 for a period of two years ending November 9, 2013.

About Cardero Resource Corp.

The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the NYSE-Amex (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5). For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of
CARDERO RESOURCE CORP.

“Michael Hunter” (signed)
Michael Hunter, Chief Executive Officer

Contact Information:	Nancy Curry, Manager – Corporate Communications
Email: info@cardero.com
Phone: 1-888-770-7488 (604) 408-7488 / Fax: (604) 408-7499

Reference is made to the Company’s 2011 Annual Information Form filed with certain securities commissions in Canada and the Company’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies for further information regarding the Company and its activities. All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.